Exhibit 12.1

Acorda Therapeutics

Computation of Ratio of Earnings to Fixed Charges

(In millions)

6/30/2018

	Ratio of Earnings to Fixed Charges
	For the Six Months Ended June 30, 2018	For the Year Ended December 31
		2017 (3)	2016 (3)	2015	2014	2013
(In Millions)
Income (Loss) Before Income Taxes and Noncontrolling Interest	$49.8	$(251.9)	$(41.3)	$19.4	$28.0	$28.9
Add: Fixed Charges:
Interest expense on borrowings	10.9	18.7	16.5	15.5	9.3	2.2
Interest factor in rents	1.3	2.7	2.0	1.6	2.1	1.1

Total Fixed Charges	12.2	21.4	18.5	17.1	11.4	3.3

Earnings (1)	$62.0	$(230.5)	$(22.8)	$36.4	$39.4	$32.2

Fixed Charges (2)	12.2	21.4	18.5	17.1	11.4	3.3

Ratio of Earnings to Fixed Charges	5.1	N/A	N/A	2.1	3.5	9.7

(1)	Earnings consist of income before income taxes and minority interest plus fixed charges.
(2)	Fixed charges consist of interest expense and our estimate of that portion of rent expense estimated to be representative of the interest factor.
(3)	Earnings for the years ended December 31, 2017 and 2016 were insufficient to cover fixed charges by $251.9 million and $41.3 million, respectively.